LEAD INVESTOR



**Clark Freifeld** Co-founder @Epidemico (sold to Booz Allen), Computer Science Prof @Northeastern University, Angel Investor

I'm thrilled to serve as Lead Investor for this funding round for GreenChoice. As an angel investor, I've invested in a dozen early stage startup companies, focused on the climate, health, and software sectors. GreenChoice is well positioned at the intersection of all three of these market opportunities. Specifically, the convergence of market trends in online food shopping, consumer climate consciousness, and health and allergy concerns mean that there is an unmet need that GreenChoice is poised to fill. Further, Galen has proven himself to be a visionary founder, and exhibited ingenuity and resilience repeatedly through the inevitable obstacles that a startup faces. With his team, he has been able to build a compelling product and win an engaged user base of tens of thousands on a limited burn rate, while adapting and refining the business model. I know this about Galen from direct experience: I initially invested in GreenChoice in 2019, and then worked directly with Galen in summer 2021 to help improve backend software systems as well as manage transitions in the development team. I look forward to the traction GreenChoice will be able to gain with this new injection of funds.

**Invested $1,000 this round & $25,000 previously**